Public Service Enterprise Group Incorporated 80 Park Plaza, Newark, New Jersey 07102-4194 Mailing Address: 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101

September 25, 2014

William H. Thompson, Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Public Service Enterprise Group Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed August 1, 2014
File No. 1-9120

Dear Mr. Thompson:

We respectfully request an extension until October 10, 2014, of the date by which we are to provide you with a response to your letter dated September 15th regarding the above referenced filings.

Very truly yours,

/s/ M. Courtney McCormick

M. Courtney McCormick
Vice President Deputy General Counsel
Public Service Enterprise Group Incorporated